Mail Stop 4561

August 30, 2007

Robert G. Burton, Sr.
Chairman and Chief Executive Officer
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

> **Re:** **Cenveo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 0-14948**

Dear Mr. Burton:

We have reviewed your response to our letter dated July 23, 2007 in connection with the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, pages 17-19

1. We note that you intend to make the disclosures as required by Item 303(A)(3)(iii) as appropriate, but it is unclear to us how you are meeting the

obligation to indicate the extent to which revenue changes are attributable to pricing versus volume. In addition, pricing within your industry appears to be a key indicator used to evaluate your results and future prospects. Expand your assertion that you are unable to provide any quantification related to the impact of pricing on your results and tell us how you considered pricing as a key indicator in the context of Section III.B.1 of SEC Release 33-8350.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief